FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

As of December 31, 2018 The principal balances and results accumulated for the period ending December 2018 (Amounts in millions of Chilean pesos). SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Principal assets Ch$ million Operational results Ch$ million

Cash and deposits in banks 2,065,441 Net interest income 1,414,368 Interbank loans, net 15,065 Net fee and commission income 290,885 Loans and accounts receivables from customers, net 29,470,370 Result from financial operations 105,082 Total investments 2,471,543 Total operating income 1,810,335

Financial derivative contracts 3,100,635 Provision for loan losses (325,085) Other asset items 2,074,479 Support expenses (721,933)

Total assets 39,197,533 Other results (1,158) Income before tax 762,159 Principal liabilities Ch$ million Income tax expense (165,897) Deposits and other demand liabilities 8,741,417 Net income for the period 596,262 Time deposits and other time liabilities 13,067,819 Financial derivative contracts 2,517,728 Attributable to: Issued debt instruments 8,115,233 Equity holders of the Bank 591,902 Other liabilities items 3,469,498 Non-controlling interest 4,360 Total equity 3,285,838

Total liabilities 39,197,533

Equity attributable to:

Equity holders of the Bank 3,239,611 Non-controlling interest 46,227

FELIPE CONTRERAS FAJARDO MIGUEL MATA HUERTA Chief Accounting Officer Chief Executive Officer

Santander
Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de diciembre de 2018

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de diciembre de 2018 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.065.441
Adeudado por bancos	15.065
Créditos y cuentas por cobrar a clientes	29.470.370
Inversiones totales	2.471.543
Contratos de derivados financieros	3.100.635
Otros rubros del activo	2.074.479
Total Activos	**39.197.533**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	8.741.417
Depósitos y otras captaciones a plazo	13.067.819
Contratos de derivados financieros	2.517.728
Instrumentos de deuda emitidos	8.115.233
Otros rubros del pasivo	3.469.498
Total patrimonio	3.285.838
Total Pasivos	**39.197.533**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.239.611
Interés no controlador	46.227

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.414.368
Ingreso neto de comisiones	290.885
Resultado de operaciones financieras	105.082
Total ingresos operacionales	**1.810.335**
Provisiones por riesgo de crédito	(325.085)
Gastos de apoyo	(721.933)
Otros resultados	(1.158)
Resultado antes de impuesto	**762.159**
Impuesto a la renta	(165.897)
Utilidad consolidada del periodo	**596.262**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	591.902
Interés no controlador	4.360

FELIPE CONTRERAS FAJARDO
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence. #contribuir al progreso de las personas y las empresas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: January 11, 2019